OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response...... 14.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Trimeris, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title Class of Securities)

896263100
(CUSIP Number)
HealthCor Management, L.P. Carnegie Hall Tower 152 West 57th Street, 47th Floor New York, New York 10019 Attention: Mr. Steven J. Musumeci (212) 622-7888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Management, L.P. 20-2893581
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,950,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,950,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,950,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79%
14		TYPE OF REPORTING PERSON
PN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Associates, LLC 20-2891849
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,950,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,950,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,950,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79%
14		TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Offshore, Ltd. N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,510,135
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,510,135
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,510,135
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.30%
14		TYPE OF REPORTING PERSON
OO-limited company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Hybrid Offshore, Ltd. N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
608,955
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
608,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
608,955
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.74%
14		TYPE OF REPORTING PERSON
OO-limited company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Group, LLC 51-0551771
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
730,910
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
730,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
730,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.29%
14		TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Capital, L.P. 51-0551770
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
730,910
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
730,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
730,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.29%
14		TYPE OF REPORTING PERSON
PN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor L.P. 20-3240266
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
730,910
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
730,910
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
730,910
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.29%
14		TYPE OF REPORTING PERSON
PN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
HealthCor Strategic, LLC 20-2891864
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
100,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
100,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.45%
14		TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
Arthur Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,950,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,950,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,950,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79%
14		TYPE OF REPORTING PERSON
IN

CUSIP No. 896263100

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
Joseph Healey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS*
AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,950,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,950,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,950,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.79%
14		TYPE OF REPORTING PERSON
IN

This Amendment No. 4 to the Schedule 13D filed by HealthCor Management, L.P, HealthCor Associates, LLC, HealthCor Offshore, Ltd., HealthCor Hybrid Offshore, Ltd., HealthCor Group, LLC, HealthCor Capital, L.P., HealthCor, L.P., Joseph Healey and Arthur Cohen (collectively “HealthCor”) on August 8, 2007 (as corrected by the amendment filed on August 9, 2007), the Amendment No. 1 to the Schedule 13D filed by HealthCor on August 14, 2007, the Amendment No. 2 to the Schedule 13D filed by HealthCor on September 25, 2007 and the Amendment No. 3 to the Schedule 13D filed by Healthcor on October 1, 2007, is being filed to update the responses to Items 3, 4 and 5(a)-(c) therein.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

The total amount HealthCor has paid for the shares of Common Stock acquired in the transactions reported under Item 5(c) below is $423,255.39. Other than that, there is no change to this Item 3.

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended by the addition of the following:

HealthCor has had discussions, and expects to continue to communicate, with the Issuer's management, other shareholders and relevant third parties concerning the Issuer's current prospects and various strategies for maximizing shareholder value, including a potential sale of the Issuer or certain of its assets. HealthCor intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors, price levels of the Issuer's Common Stock, other investment opportunities available to HealthCor, conditions in the securities market and general economic and industry conditions, HealthCor may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock, engaging in short selling of or any derivative or other hedging or similar transactions with respect to (or to gain greater or lesser exposure to) the Common Stock and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b) Items 7-10 of each of the cover pages of this amendment to Schedule 13D are incorporated herein by reference.  As of October 1, 2007, HealthCor beneficially owned in the aggregate 3,950,000 shares of Common Stock which represents approximately 17.79% of the Company's Common Stock. The percentages reported herein are based upon 22,204,399 shares of Common Stock issued and outstanding as of August 1, 2007 as reported in the Company's Quarterly Report on Form 10-Q filed on August 9, 2007 for the period ended June 30, 2007. Other than that, there is no change to these Items 5(a) and 5(b).

(c) HealthCor made the following open-market purchases of shares of Common Stock on October 1, 2007:

Date	Number of Shares	Price Per Share
10/01/07	54,410	7.779

(d) No change.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 10, 2007

	HealthCor Management, L.P., for itself and as manager on behalf of (i) HealthCor Offshore, Ltd., (ii) HealthCor Hybrid Offshore, Ltd. and (iii) HealthCor Strategic, LLC	HealthCor Associates, LLC
By: /s/ Steven J. Musumeci
By:	HealthCor Associates, LLC, its general partner	Name: Steven J. Musumeci Title: Chief Operating Officer

By: /s/ Steven J. Musumeci
	Name: Steven J. Musumeci	HealthCor Group, LLC
Title: Chief Operating Officer
By: /s/ Steven J. Musumeci
	HealthCor Capital, L.P., for itself and as general partner on behalf of HealthCor, L.P.	Name: Steven J. Musumeci Title: Chief Operating Officer

By:	HealthCor Group, LLC, its general partner
/s/ Joseph Healey Joseph Healey, Individually
By: /s/ Steven J. Musumeci
	Name: Steven J. Musumeci Title: Chief Operating Officer	/s/ Arthur Cohen Arthur Cohen, Individually